

wolfson® microelectronics

Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom

t : +44 (0)131 272 7000
f : +44 (0)131 272 7001
e : sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753


10015028

17 December 2009

VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

SUPPL

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Jill Goldsmith
Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 17 November 2009 and 16 December 2009 (inclusive)

- Notification in relation to voting rights and capital
- Notifications of Major Interests In Shares

2. Documents filed with Registrar of Companies for Scotland

   None during the period

3. Documents submitted to the Financial Services Authority

   None during the period

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Voting rights and capital
Released	12:00 30-Nov-2009
Number	2926D12


wolfson
microelectronics

RNS Number : 2926D
Wolfson Microelectronics PLC
30 November 2009

Edinburgh, 30 November 2009

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 115,238,980 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 115,238,980.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Jill Goldsmith, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Holding(s) in Company
Released	07:00 03-Dec-2009
Number	5082D07


wolfson
microelectronics

RNS Number : 5082D
Wolfson Microelectronics PLC
03 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics Plc

2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	X

3. Full name of person(s) subject to the notification obligation:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction and date on which the threshold is crossed or reached:	01-Dec-09
6. Date on which issuer notified:	02-Dec-09
7. Threshold(s) that is/are crossed or reached:	5% to 0%

8. Notified details:								
A: Voting rights attached to shares								
Class/type of shares if possible using the ISIN CODE	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**		
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**	
GB0033563130	6,656,560	6,656,560	Not reportable	Not reportable	Not reportable	Not reportable	Not reportable	

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	**Exercise price**	**Expiration date**	**Exercise/ Conversion period**	**Number of voting rights instrument refers to**	**% of voting rights**	
					Nominal	**Delta**

Total (A+B+C)	
Number of voting rights	**Percentage of voting rights**
Not reportable	Not reportable

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	On 1 December 2009, Barclays Group sold the Barclays Global Investors business, including Barclays Global Investors Ltd, Barclays Global Investors (Deutschland) Ltd, Barclays Global Investors N.A and Barclays Global Fund Advisors to BlackRock Inc. Accordingly, holdings of Barclays Global Investors Ltd, Barclays Global Investors (Deutschland) Ltd, Barclays Global Investors N.A. and Barclays Global Fund Advisors are no longer attributable to the Barclays Group/Barclays plc and responsibility for making relevant shareholding disclosures relating to holdings of Barclays Global Investors Ltd, Barclays Global Investors (Deutschland) Ltd, Barclays Global Investors N.A. and Barclays Global Fund Advisors and other entities in the Barclays Global Investors business now lies with BlackRock.
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Holding(s) in Company
Released	17:04 04-Dec-2009
Number	6430D17


wolfson
microelectronics

RNS Number : 6430D
Wolfson Microelectronics PLC
04 December 2009

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Wolfson Microelectronics PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	N/A
5. Date of the transaction and date on which the threshold is crossed or reached:	1st December 2009
6. Date on which issuer notified:	4th December 2009
7. Threshold(s) that is/are crossed or reached:	Holding has gone above 11%

8. Notified details:							
A: Voting rights attached to shares							
Class/type of shares	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
if possible using the ISIN CODE	**Number of Shares**	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
GB0033563130	5,529,539	5,529,539	N/A	N/A	12,221,514	N/A	10.61%

B: Qualifying Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments						
Resulting situation after the triggering transaction						
Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta
CFD				607,121	0.52%	

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
12,828,635	11.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited - 12,828,635 (11.13%)

On 1 December 2009, the Barclays Global Investors (BGI) business was acquired by BlackRock, Inc. The combined holdings of BlackRock, Inc. following this acquisition triggered this disclosure requirement

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	BlackRock Compliance Disclosures Team
14. Contact name:	Stuart Watchorn
15. Contact telephone number:	020 7743 5741; stuart.watchorn@blackrock.com

This information is provided by RNS
The company news service from the London Stock Exchange

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